Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction
Destiny Software Productions Inc. *	British Columbia, Canada
Tonality, Inc.	Nevada, United States
MPE Distribution, Inc.	Nevada, United States

*	Destiny Software Productions Inc. has one wholly-owned subsidiary named Sonox Digital Inc. It was incorporated under the laws of British Columbia, Canada.